                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)*

                   Under the Securities Exchange Act of 1934

                         Saratoga Beverage Group, Inc.
                   -----------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                   -----------------------------------------
                         (Title of Class of Securities)

                                  803436 10 4
                   -----------------------------------------
                                 (CUSIP Number)

                                Anthony Malatino
                    c/o Morgan Stanley Dean Witter & Company
                                  340 Broadway
                           Saratoga Springs, NY 12866
                   -----------------------------------------
                      (Name, Address and Telephone Number
                            of Person Authorized to
                      Receive Notices and Communications)

                                October 13, 1998
                   -----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filling out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   Page 1 of 19 sequentially numbered pages.
                      Exhibit index is located on page 8.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 803436 10 4                                        Page 2 of 19 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

         Anthony Malatino
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           USA
-------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

                         0
                  -------------------------------------------------------------
    NUMBER OF      8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY          450,995
     OWNED BY     -------------------------------------------------------------
       EACH        9     SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             450,995
       WITH       -------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         450,995
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.2%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.



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Page 3 of 19

                                  SCHEDULE 13D
                                AMENDMENT NO. 2

                  This Amendment No. 2 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D with an event date of July 30, 1997 ("Schedule 13D") and Amendment No.1 to the Schedule 13D with an event date of April 17, 1998 ("Amendment No. 1"), which amended and supplemented the
Schedule 13D originally filed by Anthony Malatino and Robin Prever with the Securities and Exchange Commission (the "SEC") on August 17, 1995, as amended by Amendment No. 1 to the Schedule 13D with an event date of June 17, 1997, relates to the beneficial ownership of shares of the Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), of Saratoga Beverage Group, Inc. (the "Issuer").

 ITEM 2.          IDENTITY AND BACKGROUND

                  Items 2(b) and 2(c) of the Schedule 13D is hereby amended to read in their entirety as follows:

                  (b) The principal address and/or office of the Reporting Person is c/o Morgan Stanley Dean Witter & Company, 340 Broadway, Saratoga Springs, NY 12866.

                  (c) The Reporting Person is a Senior Vice President, Investments of Morgan Stanley, Dean Witter & Company in the firm's Saratoga Springs, New York office located at 340 Broadway, Saratoga Springs, NY 12866.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

                  (a) The Reporting Person is the beneficial owner of 450,995 shares (14.2%) of Class A Common Stock and Class B Common Stock, $.01 par value per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), of the Issuer. The number of shares of Common Stock beneficially owned by the Reporting Person and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3. The percentage of shares of Common Stock beneficially owned by the Reporting Person has been calculated based upon 3,169,094 shares of Common Stock outstanding at September 15, 1998.

                  (b) Except as set forth in this paragraph (b), the Reporting Person has the sole power to vote or to direct the vote of, and dispose or direct the disposition of, 450,995 shares of Common Stock.


                           (i) On October 13, 1998, the Reporting Person, Robin
                  Prever, the President and Chief Executive Officer of the Issuer, and Steven Bogen, the President and Chief Executive Officer of The Fresh Juice Company, Inc., entered into a Stockholder Agreement. Pursuant to the Stockholder Agreement, the Reporting Person and Ms. Prever each agreed to vote all of his or her shares of Common Stock to elect, re-elect and prevent any purposed removal of Mr. Bogen as a member of the Issuer's Board of Directors. In addition, the Reporting Person and Ms. Prever have appointed Mr. Bogen as their true and lawful proxy and attorney-in-fact to vote the shares of Common Stock then owned by them for the election of the Mr. Bogen as a director of Saratoga in the event that they do not vote to elect, re-elect and prevent any purposed removal of Mr. Bogen as a member of the Issuer's Board of Directors. The Stockholder Agreement expires on the earliest to occur of the date: (w) after



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Page 4 of 19

                  the effective date of the merger of the Issuer and The Fresh Juice Company, Inc. that Mr. Bogen directly owns less than 400,000 shares of Class A Common Stock, (x) the termination of the merger agreement among the Issuer, and The Fresh Juice Company, Inc. by any party thereto pursuant to the terms thereof, (y) Mr. Bogen is convicted of a felony or a misdemeanor involving moral turpitude, dishonesty, theft or and unethical conduct, or (z) Mr. Bogen breaches his fiduciary duties, in a material fashion, to the Issuer and its Stockholders. Mr. Bogen does not have the power to dispose and direct the disposition of the Reporting Person's shares of Common Stock.

                           (ii) On October 22, 1998, the Reporting Person and
                  Robin Prever entered into a Stockholders' Agreement. Pursuant to the Stockholders' Agreement, the Reporting Person and Ms. Prever each agreed that, upon the death of one of them, the surviving person shall have an option, exercisable within ninety (90) after the death of the decedent, to purchase all or a portion of the shares of Class B Common Stock then owned by the decedent. The purchase price for each share of Class B Common Stock then owned by the decedent shall be equal to the greater of (i) the average Fair Market Value (as defined in the Stockholders' Agreement) of the Class A Common Stock of the Issuer for twenty (20) consecutive trading days ending one (1) business day before the date of the notice of purchase (the "Closing Date") and (ii) if the shares of Class A Common Stock are publicly traded, an amount equal to eight times (8x) the published fully diluted earnings per share of the Issuer for the four fiscal quarters prior to the date of the notice of purchase. The purchase price shall be made by certified check, by wire transfer or by a promissory note secured by the shares of Class B Common Stock acquired. The Closing Date shall be within sixty (60) days following the date of notice of exercise of the option. For purposes of the charter of the Issuer, the purchase of the shares of Class B Common Stock by the surviving person shall be deemed to have occurred immediately prior to the decedent's death. Until the death of both the Reporting Person and Ms. Prever or until one of them no longer owns any shares of Class B Common Stock, from and after the death of a decedent, (x) the surviving person shall have the right to vote the shares of Class B Common Stock of the decedent in a manner determined by the surviving person, in his or her sole and absolute discretion, and (y) the decedent shall appoint the surviving person to act as the decedent's true and lawful proxy and attorney-in-fact to vote the shares of Class B Common Stock upon the failure of the decedent's estate to vote in a manner determined by the surviving person. Pursuant to the Stockholders' Agreement, the Reporting Person and Ms. Prever also each agreed that, if at any time on or after the date of the Stockholders' Agreement either of them (a "Selling Stockholder") desires to sell, pledge, gift or otherwise transfer all or any portion of the shares of Class B Common Stock owned by the Selling Stockholder to any person other than the other party to the Stockholders' Agreement or on the open securities markets, the Selling Stockholder shall have the irrevocable and exclusive right of first refusal to purchase all or a portion of such shares of Class B Common Stock at a purchase price in cash equal to the price offered by the third party or, in the event of a gift by a Selling Stockholder, the right of first refusal shall be at a purchase price in cash equal to the average fair market value of the Class A Common Stock for twenty (20) consecutive trading days ending one (1) business day before the date of the notice of a proposed sale of shares by the Selling Stockholder was delivered. If the right of first refusal to purchase the shares of Class B Common Stock is accepted, the closing of such purchase shall be not more than five (5) business days after the date on which the notice of a proposed sale of shares by the Selling Stockholder was delivered.

                  (c) Schedule I indicates the transactions effected by the Reporting Person in the Common Stock since the filing of Amendment No. 1. All such trades were purchases effected through the public market except as otherwise noted in Schedule I.

                  (d) Not applicable.

                  (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Item 6 of the Schedule 13D is supplemented by the descriptions of the Stockholder Agreement and the Stockholders' Agreement provided in Item 5 above.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit A         Stockholder Agreement dated as of October
                                    13, 1998 by and among the Issuer, the
                                    Reporting Person, Steven Bogen and Robin
                                    Prever.

                  Exhibit B         Stockholders' Agreement dated as of
                                    October 22, 1998 by and among the Reporting
                                    Person and Robin Prever.

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 1998

                                              /s/ Anthony Malatino
                                             ----------------------
                                                Anthony Malatino

                                   SCHEDULE I


Date        Aggregate Share Amount    Price Per Share ($)    Net Amount ($)
----        ----------------------    -------------------    --------------
09/11/98              6,000                 2.4375             14,956.42
10/08/98              5,000                 2.00               10,231.85
10/09/98              5,000                 2.0625             10,562.50
10/09/98              5,000                 2.00               10,252.35
10/13/98             15,000                 2.0625             31,687.50
10/13/98              5,000                 2.00               10,252.35
10/16/98             10,000                 2.00               20,461.35

                                 EXHIBIT INDEX


                  Exhibit A         Stockholder Agreement dated as of October
                                    13, 1998 by and among the Issuer, the
                                    Reporting Person, Steven Bogen and Anthony
                                    Malatino.

                  Exhibit B         Stockholders' Agreement dated as of
                                    October 22, 1998 by and among the Reporting
                                    Person and Anthony Malatino.

                                   EXHIBIT A

                             STOCKHOLDER AGREEMENT

                  This Stockholder Agreement (this "Agreement") is made and entered into as of October 13, 1998 by and among SARATOGA BEVERAGE GROUP, INC., a Delaware corporation ("Saratoga"), STEVEN BOGEN ("Bogen"), ROBIN PREVER ("Prever") and ANTHONY MALATINO ("Malatino").

                  WHEREAS, The Fresh Juice Company, Inc., Saratoga, Rowale Corp., a wholly-owned subsidiary of Saratoga ("Sub"), entered into, as of the date hereof, a Restated Agreement and Plan of Merger (the "Merger Agreement"; terms used herein and not otherwise defined are used herein as defined in the Merger Agreement), pursuant to which Sub will merge with and into Saratoga (the "Merger"); and

                  WHEREAS, each of Prever and Malatino currently owns the number of shares of Class A common stock, $.01 par value per share, of Saratoga ("Class A Common Stock") and shares of Class B common stock, $.01 par value per share, of Saratoga ("Class B Common Stock") set forth opposite his or her name on Schedule A annexed hereto (collectively, the "Saratoga Securities" and, with respect to the Saratoga Securities owned by a specific Saratoga Stockholder, the "Saratoga Stockholder's Securities"); and

                  WHEREAS, execution and delivery of this Agreement by the parties hereto is desired by the parties hereto in connection with the Merger.

                  NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

                  1. Term. This Agreement shall expire on the earlier of the date (i) after the Effective Date (as defined in the Merger Agreement) that Bogen directly owns less than 400,000 shares of Class A Common Stock, (ii) of the termination of the Merger Agreement by any party thereto pursuant to the terms thereof, (iii) Bogen is convicted of a felony or a misdemeanor involving moral turpitude, dishonesty, theft or unethical business conduct, or (iv) Bogen breaches his fiduciary duties, in a material fashion, to Saratoga or its stockholders.

                  2. Covenant of the Saratoga Stockholders. Until such time as this Agreement is terminated in accordance with Section 1,

                           a. each Saratoga Stockholder, in his or her capacity as such, agrees to vote all of his or her Saratoga Securities then owned by such Saratoga Stockholder, to the extent that any of the following matters are submitted to the stockholders of Saratoga, and to take all other actions reasonably necessary (in his or her capacity as a Saratoga Stockholder) to elect, re-elect and prevent any proposed removal of, Bogen as a member of Saratoga's Board of Directors; and

                           b. Prever, in her capacity as a member of Saratoga's Board of Directors, agrees to all take all actions reasonably necessary to nominate, elect, re-elect and prevent any proposed removal of, Bogen as a member of Saratoga's Board of Directors.

                  3. Disposition of Saratoga Securities. Subject to applicable law, nothing contained herein shall, directly or indirectly, prohibit or limit the offer for sale, sale, assignment, transfer, pledge, encumbrance, or other disposition of any Saratoga Securities now owned or hereafter acquired, beneficially or of record, by the Saratoga Stockholders or Bogen.

                  4. Representations and Warranties of the Saratoga Stockholders. Each Saratoga Stockholder represents and warrants to Bogen as follows:

                           a. the Saratoga Stockholder owns such Saratoga Securities of record or beneficially free and clear of any lien, security interest, encumbrance or other adverse claim;

                           b. such Saratoga Stockholder's Securities set forth on Schedule A hereto are the only securities of Saratoga owned of record or beneficially by such Saratoga Stockholder or in which such Saratoga Stockholder has any interest; and

                           c. such Saratoga Stockholder has the right, power and authority to execute and deliver this Agreement and to perform his or her obligations hereunder; such execution, delivery and performance will not violate any applicable law, rule or regulation or any outstanding agreement or instrument to which such Saratoga Stockholder is a party; and this Agreement constitutes a legal, valid and binding agreement on the part of such Saratoga Stockholder enforceable against such Saratoga Stockholder in accordance with its terms.

                  5. Representations and Warranties of Saratoga. Saratoga represents and warrants to the Company that the execution and delivery of this Agreement by Saratoga and the performance by it of its obligations hereunder have been duly authorized by all necessary corporate action, do not violate the terms of its Certificate of Incorporation, its By-Laws, any law, rule or regulation or any outstanding agreement or instrument to which it is a party or is bound or subject to, and this Agreement constitutes a legal, valid and binding agreement on its part.

                  6. Representations and Warranties of Bogen. Bogen represents and warrants to the Saratoga Stockholders that he has the right, power and authority to execute and deliver this Agreement and to perform his or her obligations hereunder; such execution, delivery and performance will not violate any applicable law, rule or regulation or any outstanding agreement or instrument to which such Saratoga Stockholder is a party; and this Agreement constitutes a legal, valid and binding agreement on the part of Bogen enforceable against Bogen in accordance with its terms.

                  7. Saratoga Proxy.

                           a. Each Saratoga Stockholder hereby irrevocably makes, constitutes and appoints Bogen to act as such Saratoga Stockholder's true and lawful proxy and attorney-in-fact in the name and on behalf of such Saratoga Stockholder, with full power to appoint a substitute or substitutes, to vote all of his or her Saratoga Securities then owned by such Saratoga Stockholder for the election of Bogen as a director of Saratoga as set forth in Section 2 hereof. By giving this proxy, each such Saratoga Stockholder hereby revokes any other proxy granted by such Saratoga Stockholder to vote any of such Saratoga Stockholder's Securities (then owned by such Saratoga Stockholder) with respect to such matter. This proxy, and the power of attorney and all authority contained herein, shall become effective as to any Saratoga Stockholder only upon the failure of such Saratoga Stockholder to vote or consent with respect to his or her shares then owned by such Saratoga Stockholder in accordance with Section 2 hereof, following notice to such Saratoga Stockholder to that effect.

                           b. All power and authority hereby conferred is coupled with an interest and is irrevocable, shall not be terminated by any act of such Saratoga Stockholder or by operation of law, by lack of appropriate power or authority, or by the occurrence of any other event or events and shall be binding upon all beneficiaries, heirs at law, legatees, distributees, successors,


                                       10

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Page 11 of 19

         assigns and legal representatives of such Saratoga Stockholder; subject to the right of such Saratoga Stockholders to sell or otherwise dispose of his or her Saratoga Securities (as described in Section 3). If after the execution of this Agreement any Saratoga Stockholder shall cease to have appropriate power or authority, or if any other such event or events shall occur (other than the sale or other disposition of his or her Saratoga Securities by such Saratoga Stockholder, as described in Section 3), Bogen is nevertheless authorized and directed to vote the Saratoga Securities in accordance with the terms of this Agreement as if such lack of appropriate power or authority or other event or events had not occurred and regardless of notice thereof.

                  8. Further Assurances. Each party hereto shall perform such further acts and execute such further documents as may reasonably be required to carry out the provisions of this Agreement.

                  9. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto (whether by operation of law or otherwise) without the prior written consent of the other parties hereto.

                  10. Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

                  11. Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed duly given when delivered in person or by telecopier, cable, telex or telegram or three (3) days after mailed by certified mail, postage prepaid.

                  12. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

                  13. Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the Delaware without giving effect to the conflicts of laws principles thereof.

                  14. Binding Effect: Benefits. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted assigns. Nothing in this Agreement, expressed or implied, is intended to or shall confer on any person other than the parties hereto and their respective permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.





                                       11

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Page 12 of 19

                  IN WITNESS WHEREOF, the parties have executed this Agreement or caused this Agreement to be executed by their respective officers thereunto duly authorized, as the case may be, as of the date first above written.

                                 SARATOGA BEVERAGE GROUP, INC.


                                 /s/ Robin Prever
                                 --------------------------------------------
                                 Name:  Robin Prever
                                 Title: President and Chief Executive Officer


                                 /s/ Steven Bogen
                                 --------------------------------------------
                                 Steven Bogen


                                 /s/ Robin Prever
                                 --------------------------------------------
                                 Robin Prever


                                 /s/ Anthony Malatino
                                 --------------------------------------------
                                 Anthony Malatino



                                       12

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Page 13 of 19

                                   SCHEDULE A

      NAME                 NUMBER OF SARATOGA SECURITIES
      ----                 -----------------------------
Roin Prever            20,345 shares of Class A Common Stock
                      167,960 shares of Class B Common Stock

Anthony Malatino       51,000 shares of Class A Common Stock
                      354,995 shares of Class B Common Stock


                                   EXHIBIT B
                                   ---------

                            STOCKHOLDERS' AGREEMENT
                            -----------------------

     This Stockholders' Agreement (this "Agreement") made as of October 22, 1998, between Robin Prever ("Prever") and Anthony Malatino ("Malatino"; Prever and Malatino sometimes are referred to herein individually as a "Stockholder" and collectively as the "Stockholders").

                              W I T N E S S E T H

     WHEREAS, as of the date hereof, Prever owns 167,960 shares of Class B common stock, par value $.01 per share ("Class B Common Stock"), of Saratoga Beverage Group, Inc., a Delaware corporation (the "Corporation"), 20,325 shares of Class A common stock, par value $.01 per share ("Class A Common Stock"), of the Corporation and options to purchase 135,000 shares of Class A Common Stock;

     WHEREAS, as of the date hereof, Malatino owns 354,995 shares of Class B Common Stock and 96,000 shares of Class A Common Stock;

     WHEREAS, Prever and Malatino desire to enter into this Agreement in order to set forth certain procedures for the voting and transfer of the shares of Class B Common Stock owned by Prever and Malatino upon death.

     NOW, THEREFORE, the parties agree as follows:

1.   Transfers upon Death.

     (a) Purchase of Stock by the Corporation. Upon the death of a Stockholder, the other Stockholder (the "Surviving Stockholder") shall have an option to purchase, and the estate (the "Estate") of the deceased Stockholder (the "Decedent") shall, if notified in writing by the Surviving Stockholder in the manner set forth in clause (b) below, be obligated to sell to the Surviving Stockholder, all of the shares of Class B Common Stock of the Corporation owned by the Decedent at his or her death ("Purchase Obligation"). The Purchase Price for each share of Class B Common Stock of the Corporation owned by the Decedent at his or her death shall be equal to the greater of (i) the average Fair Market Value (as hereinafter defined) of the Class A Common Stock for twenty
(20) consecutive trading days ending one (1) business day before the date of the Notice (as hereinafter defined) and (ii) if the shares of Class A Common Stock are publicly traded, an amount equal to eight times (8x) the published fully diluted earnings per share of the Corporation for the four fiscal quarters prior to the date of the Notice (such greater aggregate amount is hereby referred to as the "Purchase Price"). For purposes of this Agreement, "Fair Market Value" shall mean: (i) if the shares of Class A Common Stock are publicly traded, the mean between the closing representative bid and asked prices for the shares on such date; or (ii) if the shares of Class A Common Stock are not publicly traded, the fair market value agreed to by the Surviving Stockholder and the Estate acting in good faith.

     (b) Exercise of Purchase Obligation. Within ninety (90) days after the death of a Decedent, the Surviving Stockholder shall provide the Estate with written notice of the Surviving Stockholder's election to purchase, and the Estate's obligation to sell, all or a portion of the shares of Class B Common Stock of the Corporation owned by the Decedent at his or her death, at the purchase price per share determined in accordance with Section 1(a) above (the "Notice"). The Notice shall state that it is being given pursuant to Section 1 of this Agreement. In the event that the Surviving Stockholder dies prior to providing the Estate with the Notice, the rights granted pursuant to this
Section 1 of the Agreement shall immediately terminate. In the event that no Notice is given or if the Notice is given and the purchase is not consummated for any reason, the Stockholders hereby agree that the Class B Common Stock owned by the Decedent at his or her death shall be immediately converted into shares of Class A Common Stock of the Corporation.

     (c) Closing Date. The Notice shall fix a closing date within sixty (60) days following the date of the Notice (the "Closing Date"). In the event that the Surviving Stockholder dies after providing the Estate with the Notice, the estate of the Surviving Stockholder shall not be required to consummate the transaction described in this Section 1.

     (d) Payment of Purchase Price. On the Closing Date, the Surviving Stockholder shall pay to the Estate, by certified check, by wire transfer or by promissory note, an amount equal to (i) the Purchase Price, multiplied by (ii) the number of shares of Class B Common Stock of the Corporation specified in the Notice. In exchange for the amount so paid, on the Closing Date, the Estate shall deliver to the Surviving Stockholder the shares of Class B Common Stock specified in the Notice. All shares of Class B Common Stock to be transferred to the Surviving Stockholder shall be reissued as shares of Class B Common Stock. FOR PURPOSES OF THE CHARTER OF THE CORPORATION, BOTH THE NOTICE AND THE PURCHASE OF THE SHARES OF CLASS B COMMON STOCK BY THE SURVIVING STOCKHOLDER SHALL BE DEEMED TO HAVE OCCURRED IMMEDIATELY PRIOR TO THE DECEDENT'S DEATH. If the Purchase Price is paid by promissory note, such promissory note shall bear interest at a rate equal to the then current prime rate, which interest shall be payable quarterly in arrears. Such promissory note shall mature in two (2) years (if the Closing Date is on or prior to the fifth anniversary of this Agreement) or one (1) year (if the Closing Date is after the fifth anniversary of this Agreement) and the obligations under such promissory note shall be secured by the shares of Class B Common Stock acquired by the Surviving Stockholder.

     (e) Voting. Upon the death of the Decedent, the Estate hereby agrees that the shares of Class B Common Stock of the Corporation owned by the Decedent at his or her death shall be voted as set forth in Section 2 hereof.

     (f) Right to Sell or Dispose of Shares Prior to Death. Except as set forth in clause (g) hereof, nothing in this Agreement shall limit the ability of the Stockholders to sell or otherwise dispose of their shares of Class A Common Stock or Class B Common Stock prior to their death; provided, however, that, except as expressly set forth in this Agreement, (i) no Stockholder may sell or otherwise dispose of their shares of Class B Common Stock in any transaction conditioned on the death of the Stockholder and (ii) unless a Notice is not delivered in a timely manner, the Estate may


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not sell or otherwise dispose of its shares of Class B Common Stock within the first one hundred fifty days (150) after the death of a Decedent.

     (g) Right of First Refusal. If at any time on or after the date hereof any Stockholder (a "Selling Stockholder") desires to sell, pledge, gift or otherwise transfer (collectively, a "Transfer") all or any portion of the shares of Class B Common Stock owned by the Selling Stockholder to any person other than the other Stockholder or on the open securities markets, the Selling Stockholder shall deliver written notice ("Offer Notice"), to the other Stockholder (the "Offeree") stating its desire to make such Transfer, the number of shares of Class B Common Stock proposed to be transferred (the "Offered Shares") and the terms of the Transfer, including a statement of the aggregate consideration (the "Offered Price"). If the Class B Common Stock is sold on the open securities markets, the Offered Price shall be equal to the bid price. The Offeree shall have the irrevocable and exclusive right of first refusal (the "Right of First Refusal") to purchase all or a portion of such Offered Shares at a purchase price in cash equal to the Offered Price; provided, however, that, in the event of a gift by a Selling Stockholder, the Right of First Refusal shall be at a purchase price in cash equal to the average Fair Market Value of the Class A Common Stock for twenty (20) consecutive trading days ending one (1) business day before the date of the Offer Notice. In order to exercise the Right of First Refusal to purchase the Offered Shares, the Offeree shall deliver a written notice (the
"Acceptance Notice") to the Selling Stockholder within one (1) business day after delivery by the Selling Stockholder of an Offer Notice. An Acceptance Notice shall state that the Offeree elects to purchase the Offered Shares and shall fix a date for the closing of such purchase (the "Closing Date"), which date shall be not more than five (5) business days after the date on which the Offer Notice was delivered. Notwithstanding the provisions of the charter of the Corporation, the parties hereby agree that all shares of Class B Common Stock to be Transferred from a Selling Stockholder to a party other than the Offeree shall be reissued as shares of Class A Common Stock.

     2.   Voting Provisions.

     (a) Term. This Section 2 is effective immediately and shall continue until the death of both Stockholders or until one of the Stockholders (or his or her Estate) no longer owns any shares of Class B Common Stock.

     (b) Grant of Proxy.

          (i) Upon the death of a Decedent, the Decedent hereby irrevocably makes, constitutes and appoints the Surviving Stockholder to act as the Decedent's true and lawful proxy and attorney-in-fact in the name and on behalf of the Decedent, with full power to appoint a substitute or substitutes. The Decedent further directs the Surviving Stockholder, and the Surviving Stockholder hereby agrees, to vote the shares of Class B Common Stock of the Corporation in a manner determined by the Surviving Stockholder, in his or her sole and absolute discretion, to be in the best interests of the Corporation at any meeting of the stockholders of the Corporation or by written consent in the place and stead of the Decedent. By giving this proxy, the Decedent hereby revokes any other proxy granted by the Decedent to vote any of the shares of Class B Common Stock of the Corporation then owned by the Decedent (or the Estate).



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          (ii) All power and authority hereby conferred is coupled with an interest and is irrevocable, shall not be terminated by any act of the Decedent (or the Estate) or by operation of law, by lack of appropriate power or authority, or by the occurrence of any other event or events and shall be binding upon all beneficiaries, heirs at law, legatees, distributees, successors, assigns and legal representatives of the Decedent. If after the execution of this Agreement, the Decedent shall cease to have appropriate power or authority, or if any other such event or events shall occur, the Surviving Stockholder is nevertheless authorized and directed to vote the shares of Class B Common Stock of the Corporation owned by the Decedent (or the Estate or its beneficiaries) in accordance with the terms of this Agreement as if such lack of appropriate power or authority or other event or events had not occurred and regardless of notice thereof.

          (iii) The Decedent (or the Estate or its beneficiaries, as applicable) shall perform such further acts and execute such further documents as may be required to vest in the Surviving Stockholder the sole power to vote the shares of Class B Common Stock of the Corporation owned by the Decedent (or the Estate or its beneficiaries, as applicable) during the term of the proxy granted herein.

     3. Endorsement on Stock Certificates. Upon the death of a Decedent, the Estate shall deliver to the Corporation the certificates for all of the shares of Class B Common Stock owned by the Decedent and the Corporation shall endorse on the face of each such certificate a legend reading substantially as follows:

          Any sale, assignment, pledge, transfer or other encumbrance or disposition of any shares of stock represented by this certificate is restricted by, and subject to, the terms and provisions of an Stockholders' Agreement, dated as of October 22, 1998. A copy of the Agreement is on file with the Secretary of the Corporation.

A copy of this Agreement shall be kept on file with the Secretary of the Corporation.

     4. Termination. In the event the Class B Common Stock of the Corporation held by the Decedent or the Estate is purchased by the Surviving Stockholder pursuant to the provisions of Section 1 of this Agreement, this Agreement shall terminate upon the Closing Date, except for the payment obligations and other terms set forth in a promissory note which shall terminate only when such payment obligations have been satisfied. This Agreement may also be terminated upon the written agreement of both Prever and Malatino.

     5. Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed duly given when delivered in person or by telecopier, cable, telex or telegram or three (3) days after mailed by certified mail, postage prepaid, addressed as set forth below, or to such other address as any party hereto shall designate to the other party in writing:

If to Prever, to:                   c/o Saratoga Beverage Group, Inc.
                                    11 Geyser Road
                                    Saratoga Springs, New York 12866

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Page 18 of 19


If to Malatino, to:                 c/o Morgan Stanley Dean Witter & Company
                                    340 Broadway
                                    Saratoga Springs, NY 12866

     6.   Miscellaneous.

     (a) This Agreement shall be binding upon and inure to the benefit of (i) the Stockholders and (ii) each Stockholder's heirs at law, distributees, executors, administrators and other legal representatives in the event such Stockholder dies.

     (b) Each of the parties hereby covenants and agrees that he or it shall hereafter execute and delivery any and all further instruments, documents and agreements and do such other and further acts and things as may be required or useful to carry out the intent or purpose of this Agreement and to assure to the other parties the benefits contemplated by this Agreement.

     (c) The parties recognize that irreparable damage will be suffered by the parties if all the terms of this Agreement are not specifically enforced. Therefore, it is agreed that this Agreement may be enforced by injunction or specific performance; such right shall be in addition, to and not in lieu or, any other rights or remedies.

     (d) This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one instrument.

     (e) This Agreement contains the full understanding of the parties hereto with respect to the subject matter hereof and may be amended only by a document in writing signed by all parties hereto.

     (f) Each of the parties to this Agreement has been represented from time to time by the law firm of Swidler Berlin Shereff Friedman, LLP (the "Firm"). Given the ownership interests of the Stockholders in the Corporation, the relationship of the Stockholders with the Corporation and the parties' relationship with the Firm, the parties to this Agreement have concluded that separate representation of their interests in the negotiation of the terms of this Agreement is unnecessary, wasteful and would not further the interests of any party to this Agreement. Each party to this Agreement acknowledges that it has been advised of its right to retain separate counsel. Each party to this Agreement hereby waives any conflict of interest that may be entailed in the Firm undertaking the role described above, and consents to the Firm undertaking such a role.




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         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.


                                         /s/ Robin Prever
                                         --------------------
                                         Robin Prever


                                         /s/ Anthony Malatino
                                         --------------------
                                         Anthony Malatino